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                                                               November 16, 2004


SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street,
Washington, D. C. 20549


Dear Sirs:

      The General Extraordinary Stockholders Meeting of Savia, S.A. de C.V., held on November 16, 2004, at 11:00 a.m., in the Auditorium of the Santa Engracia's Hospital, located at Frida Kahlo # 180, Colonia Valle Oriente, in San Pedro Garza Garcia, Nuevo Leon, Mexico, adopted by the affirmative vote of the majority of those present, the following resolutions:

      1.- To approve the payment of a dividend payable, at the election of each stockholder, in cash, in the amount of $1.9125 (One Peso nine thousand one hundred and twenty five ten thousandths Mexican Currency) per outstanding share of the Company, or in kind, by the delivery of one share issued by Desarrollo Inmobiliario Omega, S.A. de C.V. ("Omega") in exchange for each share of Savia, against the delivery of Coupon No. 2 adhered to share certificates of Savia Issuance 2002, currently outstanding, granting to stockholders a term due at two o'clock in the afternoon on December 16, 2004, to express their intention to receive the dividend in cash or in kind, in the understanding that, failure of stockholders to timely express their intention, it shall be understood that payment of dividend in cash has implicitly been accepted. Dividend in cash shall be paid to stockholders on February 17, 2005, and those stockholders who elect to receive the dividend in kind, shall receive the same from November 23, and thereafter.

      2.- To approve the offer submitted by Mr. Alejandro Garza Laguera, to purchase all of the outstanding shares of the capital stock of Omega that stockholders of Savia have not elected to receive as payment of dividend, such an offer to be carried out under the following terms:

      (i) The purchase price shall be equal to the price determined to calculate the amount of the dividend in cash, this is, $1.9125 (One Peso nine thousand one hundred and twenty five ten thousandths Mexican Currency), per share.
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      (ii) The purchaser shall pay such price in cash on or before February 16,
2005, and with such proceeds Savia, in turn, shall pay the dividend in cash to be payable on February 17, 2005.

                                  Best regards,

                     LIC. ALEJANDRO FRANCISCO SANCHEZ-MUJICA
                       Secretary of the Board of Director

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